UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: January 26, 2006

LA CABEZA PRODUCES HIGH GOLD RECOVERIES IN METALLURGICAL TESTWORK

Vancouver, B. C., January 26, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) today announced the latest results of metallurgical testing on its La Cabeza gold project. Results confirm high gold and silver recoveries using a conventional gravity separation circuit and carbon in leach flowsheet.

Yale Simpson, Exeter’s chairman said “This program was a comprehensive determination of the metallurgy of the principal ore types at La Cabeza. Testwork confirmed that overall recoveries of 91% of gold and 80% to 85% of silver are realistic for the financial modeling of the La Cabeza mine.

In addition, the mineralization is confirmed to be ‘free-milling’ and ‘clean’ - the gold is readily liberated by entirely conventional gravity/leaching circuits. Gravity gold recovery alone averaged 30 percent, but exceeded 50 percent on some samples. Furthermore, the ores are consistently very low in pyrite and base metals, which is particularly positive from an environmental perspective.”

Details of Metallurgical Testing

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization testwork.

The testwork was carried out on relatively coarsely ground, 95 micron, material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main ore zones were as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the testwork included:

•	Grind size: 95 microns
•	Carbon in leach (“CIL”) pulp density: 45% solids
•	Gravity circuit recovery 30-50%
•	CIL gold recovery 93-94% on the bulk composite

•	Gold recovery variability on deposit composites: 92.7% to 93.9%
•	Gold recovery variability on individual mineralized intercepts: 80% to 97% – average 91%
•	Silver recovery variability on individual mineralized intercepts: 80% to 85%
•	Reagent consumption (CaO and NaCN) ~ 0.40 kg/tonne of ore

The La Cabeza ores are characterized as hard and abrasive, similar to those of other South American epithermal gold deposits. Leach tailings settling rates were fast and densities approaching 65% solids were achieved from continuous settling tests. Specific settling rates were 0.7 tonnes per square metre per hour.

The Exeter website www.exeterresource.com provides additional disclosure of test results.

Mr. Jerry (SRJ) Perkins, FAusIMM(CPmet), Exeter’s VP Development and Operation and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the precious metal metallurgical and development information contained in this news release.

About Exeter

Exeter is a dynamic, Canadian gold exploration company, focused on the discovery and development of epithermal gold and silver properties in Argentina and Chile. We have a treasury of approximately $8 million and an additional $8 million in outstanding “in the money” warrants.

On our advanced, La Cabeza gold project, we have recently announced significant early success from an ongoing, three-rig, drilling program. The program is focused on the discovery of additional gold zones on the property. Concurrent project development activities include metallurgical, hydrological, geotechnical, engineering and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592   Fax: 604.688.9532

Toll-free 1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	EXETER RESOURCE CORPORATION

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

(the “Company”)

Item 3.	Date of Material Change

January 26, 2006

Item 4.	News Release

The Press Release dated January 26, 2006 was disseminated through the facilities of CCN Matthews, Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced the latest results of metallurgical testing on its La Cabeza gold project. Results confirm high gold and silver recoveries using a conventional gravity separation circuit and carbon in leach flowsheet.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

No information has been intentionally from this form.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 26th day of January, 2006.

SCHEDULE “A”

For Immediate Release: January 26, 2006

LA CABEZA PRODUCES HIGH GOLD RECOVERIES IN METALLURGICAL TESTWORK

Vancouver, B. C., January 26, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) today announced the latest results of metallurgical testing on its La Cabeza gold project. Results confirm high gold and silver recoveries using a conventional gravity separation circuit and carbon in leach flowsheet.

Yale Simpson, Exeter’s chairman said “This program was a comprehensive determination of the metallurgy of the principal ore types at La Cabeza. Testwork confirmed that overall recoveries of 91% of gold and 80% to 85% of silver are realistic for the financial modeling of the La Cabeza mine.

In addition, the mineralization is confirmed to be ‘free-milling’ and ‘clean’ - the gold is readily liberated by entirely conventional gravity/leaching circuits. Gravity gold recovery alone averaged 30 percent, but exceeded 50 percent on some samples. Furthermore, the ores are consistently very low in pyrite and base metals, which is particularly positive from an environmental perspective.”

Details of Metallurgical Testing

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization testwork.

The testwork was carried out on relatively coarsely ground, 95 micron, material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main ore zones were as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the testwork included:

•	Grind size: 95 microns
•	Carbon in leach (“CIL”) pulp density: 45% solids
•	Gravity circuit recovery 30-50%
•	CIL gold recovery 93-94% on the bulk composite
•	Gold recovery variability on deposit composites: 92.7% to 93.9%
•	Gold recovery variability on individual mineralized intercepts: 80% to 97% – average 91%

•	Silver recovery variability on individual mineralized intercepts: 80% to 85%
•	Reagent consumption (CaO and NaCN) ~ 0.40 kg/tonne of ore

The La Cabeza ores are characterized as hard and abrasive, similar to those of other South American epithermal gold deposits. Leach tailings settling rates were fast and densities approaching 65% solids were achieved from continuous settling tests. Specific settling rates were 0.7 tonnes per square metre per hour.

The Exeter website www.exeterresource.com provides additional disclosure of test results.

Mr. Jerry (SRJ) Perkins, FAusIMM(CPmet), Exeter’s VP Development and Operation and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the precious metal metallurgical and development information contained in this news release.

About Exeter

Exeter is a dynamic, Canadian gold exploration company, focused on the discovery and development of epithermal gold and silver properties in Argentina and Chile. We have a treasury of approximately $8 million and an additional $8 million in outstanding “in the money” warrants.

On our advanced, La Cabeza gold project, we have recently announced significant early success from an ongoing, three-rig, drilling program. The program is focused on the discovery of additional gold zones on the property. Concurrent project development activities include metallurgical, hydrological, geotechnical, engineering and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592   Fax: 604.688.9532

Toll-free 1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date January 30, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director